Exhibit 1

BRITISH AMERICAN TOBACCO p.l.c. (the “Company”)

Update on arrangements for the Annual General Meeting (“AGM”) in light of COVID-19

Following the publication of the Company’s Notice of AGM and associated announcement on 27 March 2020, the UK Government has extended its COVID-19 ‘Stay at Home’ measures until 7 May 2020.  These measures prohibit, amongst other things, public gatherings of more than two people.

In order to comply with Government measures, the Company’s AGM at 11:30am on 30 April 2020 will be convened with the minimum necessary quorum of two shareholders, in accordance with the Company’s Articles of Association.  Other shareholders will not be allowed to attend and anyone seeking to attend the AGM will be refused entry on the grounds of safety.  The business to be transacted remains unchanged from that set out in the Notice of AGM.

The Board recognises that the AGM is an important event for all shareholders and is keen to ensure that they are able to exercise their right to vote notwithstanding the restrictions on attendance in person.  As such, the Board strongly encourages all shareholders to exercise their vote by appointing the Chairman of the Meeting as their proxy rather than another person who will not be permitted to attend the AGM.  Shareholders on the UK main register and South Africa branch register should refer to Appendix 1 in the Notice of AGM for instructions on how to vote by proxy (electronically and by post).  Shareholders are encouraged to submit their voting instructions as soon as possible and they must be received by the Company’s registrars in the UK and South Africa by 11:30am (UK time) on Tuesday 28 April 2020.  Holders of American Depositary Shares (“ADSs”) should refer to the Depositary’s Notice of AGM for voting instructions and the ADS voting deadline.

All valid proxy appointments will be included in the poll to be taken at the AGM. The results of voting will be announced to the London Stock Exchange and the Johannesburg Stock Exchange, and published on the Company’s website, as soon as practicable after the conclusion of the AGM.

Shareholders will have the opportunity to submit questions about the business of the AGM via the AGM page on the Company’s website www.bat.com/agm from 9:00am on Monday 20 April until the start of the AGM on 30 April 2020.  Responses to questions relevant to the business of the meeting will be published on our website following the AGM.

The Board would like to take this opportunity to thank all shareholders for their support and understanding in these unprecedented circumstances.

The above AGM arrangements are subject to UK Government COVID-19 measures in force from time to time.  Any further updates on the status of the AGM will be published on www.bat.com/agm and announced to the stock market.

Paul McCrory
Company Secretary
17 April 2020

Enquiries:

Press Office
+44 (0)20 7845 2888 (24 hours)  | @BATPress

Investor Relations
Mike Nightingale/Victoria Buxton/William Houston/John Harney
+44 (0)20 7845 1180/2012/1138/1263